UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

WESTERN REFINING LOGISTICS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

95931Q205

(CUSIP Number)

September 22, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95931Q205

1	Names of Reporting Persons MTP Energy Master Fund Ltd

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,999,000

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,999,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,999,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.51%

12	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G

Item 1(a)                                             Name of Issuer.

Western Refining Logistics, LP

Item 1(b)                                             Address of Issuer’s Principal Executive Offices.

123 West Mills Avenue, Suite 200

El Paso, Texas 79901

Item 2(a)                                             Name of Person Filing.

MTP Energy Master Fund Ltd

Item 2(b)                                             Address of Principal Business Office.

1603 Orrington Avenue, Suite 1300

Evanston, Illinois, 60201

Item 2(c)                                              Place of Organization.

Cayman Islands exempted company

Item 2(d)                                             Title of Class of Securities.

Common Units Representing Limited Partner Interests (the “Units”)

Item 2(e)                                              CUSIP Number.

95931Q205

Item 3                                                            Reporting Person.

Not Applicable

Item 4                                                            Ownership.

Item 4(a)                                             Amount Beneficially Owned:

As of October 2, 2016, MTP Energy Master Fund Ltd held 1,999,000 Units.

Item 4(b)                                             Percent of Class:

As of October 2, 2016, MTP Energy Master Fund was deemed to be the beneficial owner constituting approximately 5.51% of the total number of Units outstanding (based upon the information provided by the Issuer in its most recently filed registration statement on Form 424B5 and 10Q, there were approximately 36,305,580 units outstanding as of September 20, 2016)

Item4(c)                                                 Number of Shares of which such person has:

MTP Energy Master Fund Ltd:

(i)                                                                                     Sole power to vote or to direct the vote:                                                                                                                            0

(ii)                                                                                  Shared power to vote or to direct the vote:                                                                                                             1,999,000

(iii)                                                                               Sole power to dispose or to direct the disposition of:                    0

(iv)                                                                              Shared power to dispose or to direct the disposition of:                                            1,999,000

Item 5                                                            Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6                                                            Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7                                                            Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable

Item 8                                                            Identification and Classification of Members of the Group.

Not Applicable

Item 9                                                            Notice of Dissolution of Group.

Not Applicable

Item 10                                                     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2016	MTP ENERGY MASTER FUND LTD

By: MTP Energy Management LLC, its Investment Manager

	By:	/s/ Michael Turro
	Name:	Michael Turro
	Title:	Chief Compliance Officer